Filed by The Talbots, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject company: BPW Acquisition Corp.
Commission File No. 333-163955

AMENDED NOTICE OF STOCKHOLDER ACTION BY WRITTEN CONSENT

To Stockholders of The Talbots, Inc. (“Talbots”) on
December 8, 2009 and January 20 and February 16, 2010

This Notice is provided pursuant to § 228(e) of the Delaware General Corporation Law to advise you of the following actions taken by written consent of the Talbots stockholders:

On December 8, 2009, AEON as holder of approximately 54% of Talbots outstanding common stock, executed a written consent (the “Consent”) approving (i) the December 8, 2009 Agreement and Plan of Merger (the “Merger Agreement”) among Talbots, a Talbots subsidiary and BPW Acquisition Corp. (“BPW”); (ii) the merger of the Talbots subsidiary into BPW (the “Merger”); (iii) the issuance of Talbots stock to BPW stockholders in the merger; and (iv) the other transactions contemplated by the Merger Agreement, including Talbots’ repurchase of Talbots shares and repayment of debt held by AEON and the Warrant Exchange Offer by Talbots for BPW warrants.

On February 16, 2010 AEON executed a written consent (the “Amendment Consent”) approving an amendment to the Merger Agreement modifying the method for determining the exchange ratio in the Merger (the “Amendment”).

Under the Merger Agreement, the exchange ratio is to be determined by dividing $11.25 by the volume weighted average price per share of Talbots common stock for the 15 trading days preceding the 5th trading day before the BPW stockholders meeting (the “Average Company Stock Price”). On February 16, 2010, the Average Company Stock Price was determined to be approximately $11.42, which would result in an exchange ratio of .9853 shares of Talbots stock for each share of BPW stock (the “Original Exchange Ratio”).

Under the Amendment the exchange ratio will be the greater of (i) the Original Exchange Ratio and (ii) $11.25 divided by the “Closing Average” which means the daily volume weighted average price per share of Talbots common stock for the 5 consecutive trading days immediately preceding the Merger (the “Amended Exchange Ratio”). As a result of the amendment, the exchange ratio cannot be less than .9853, the Original Exchange Ratio. However, the exchange ratio may increase if the Amended Exchange Ratio is greater than the Original Exchange Ratio, up to a maximum of 1.3235 (the “Maximum Exchange Ratio”). The chart below sets forth the number of millions of Talbots shares and warrants that may be issued based on the Original Exchange Ratio and the Maximum Exchange Ratio:

		Warrant Exchange		Total
Exchange Ratio	Merger Shares	Shares	Warrants	Shares	Warrants

Original	38.7	3.2	17.2	41.9	17.2
Maximum	52.0	4.3	23.2	56.3	23.2

If the Closing Average is between $8.50 and $11.42, the BPW stockholders will receive in the Merger Talbots stock with an approximate market value of $11.25 per BPW share (assuming the actual market value of Talbots stock at the time the shares are received by BPW stockholders is the same as the Closing Average). If the Closing Average is greater than $11.42, the BPW shareholders will receive in the Merger Talbots stock with an approximate market value greater than $11.25 (assuming the actual market value of Talbots stock at the time the shares are received by BPW stockholders is greater than $11.42).

Chart of Examples of Equivalent Values (assuming the actual market value of Talbots stock at the time the shares are received by BPW stockholders is the same as the value indicated)

Talbots Stock Price	Value per BPW Share

$7.50	$9.93
$8.50-$11.42	$11.25
$12.00	$11.82
$13.00	$12.81
$14.00	$13.79

This notice supplements prior notices and supersedes any contrary information in such notices, including in Talbots’ January 26, 2010 Information Statement and February 17, 2010 Supplement.

***

Cautionary Statement and Certain Risk Factors to Consider

In addition to the information set forth in this notice, you should carefully consider the risk factors and risks and uncertainties included in each of Talbots’ and BPW’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, as well as in this notice below.

This notice contains forward-looking information.  These statements may be identified by such forward-looking terminology as “expect,” “achieve,” “plan,” “look,” “believe,” “anticipate,” “outlook,” “will,” “would,” “should,” “potential,” or similar statements or variations of such terms. All of the information concerning Talbots’ or BPW’s outlook, future liquidity, future financial performance and results, future credit facilities and availability, future cash flows and cash needs, and other future financial performance or financial position, as well as assumptions underlying such information, constitute forward-looking information. Forward looking statements are based on a series of expectations, assumptions, estimates and projections about BPW and/or Talbots, are not guarantees of future results or performance, and involve substantial risks and uncertainty, including assumptions and projections concerning liquidity, internal plans, regular-price and markdown selling, operating cash flows, and credit availability for all forward periods. Business and forward-looking statements involve substantial known and unknown risks and uncertainties, including the following risks and uncertainties:

•	Talbots’ and BPW’s ability to satisfy the conditions to consummation of the contemplated transactions;

•	BPW’s and Talbots’ ability to obtain the necessary participation of BPW warrant holders in the exchange of BPW warrants for Talbots stock or warrants;

•	Talbots’ ability to satisfy the conditions to the $200 million credit commitment provided by GE or, failing that, to obtain sufficient alternative financing on a timely basis;

•	the availability of proceeds of the BPW trust account following any exercise by stockholders of their conversion rights and the incurrence of transaction expenses;

•	the continuing material impact of the deterioration in the U.S. economic environment over the past two years on Talbots’ business, continuing operations, liquidity, financing plans, and financial results, including substantial negative impact on consumer discretionary spending and consumer confidence, substantial loss of household wealth and savings, the disruption and significant tightening in the U.S. credit and lending markets, and potential long-term unemployment levels;

•	Talbots’ level of indebtedness and its ability to refinance or otherwise address its short-term debt maturities, including all Aeon short-term indebtedness due April 16, 2010, on the terms or in amounts needed to satisfy maturities and to address its longer-term liquidity and cash needs, as well as its working capital, strategic initiatives and other cash requirements;

•	any lack of sufficiency of available cash flows and other internal cash resources to satisfy all future operating needs and other Talbots cash requirements;

•	satisfaction of all borrowing conditions under all Aeon credit facilities including no events of default, accuracy of all representations and warranties, solvency conditions, absence of material adverse effect or change, and all other borrowing conditions;

•	risk of any default under Talbots’ Aeon credit facilities;

•	Talbots’ ability to achieve its 2009 financial plan for operating results, working capital, liquidity and cash flows;

•	risks associated with Talbots’ appointment of and transition to a new exclusive global merchandise buying agent and that the anticipated benefits and cost savings from this arrangement may not be realized or may take longer to realize than expected, and risk that upon any cessation of the relationship for any reason Talbots would be able to successfully transition to an internal or other external sourcing function;

•	Talbots’ ability to continue to purchase merchandise on open account purchase terms at existing or future expected levels and with extended payment of accounts payable and risk that suppliers could require earlier or immediate payment or other security due to any payment concern or timing;

•	risks and uncertainties in connection with any need to source merchandise from alternate vendors;

•	any disruption in Talbots’ supply of merchandise;

•	Talbots’ ability to successfully execute, fund, and achieve supply chain initiatives, anticipated lower inventory levels, cost reductions, and other initiatives;

•	the risk that anticipated benefits from the sale of the J. Jill brand business may not be realized or may take longer to realize than expected and the risk that estimated or anticipated costs, charges and liabilities to settle and complete the transition and exit from and disposal of the J. Jill brand business, including both retained obligations and contingent risk for assigned obligations, may materially differ from or be materially greater than anticipated;

•	Talbots’ ability to accurately estimate and forecast future regular-price and markdown selling, operating cash flows and other future financial results and financial position;

•	the success and customer acceptance of Talbots merchandise offerings;

•	future store closings and success of and necessary funding for closing underperforming stores;

•	risk of impairment of goodwill and other intangible and long-lived assets; and

•	the risk of continued compliance with NYSE continued listing conditions.

All of the forward-looking statements are as of the date of this notice only. In each case, actual results may differ materially from such forward-looking information. Neither Talbots nor BPW can give any assurance that such expectations or forward-looking statements will prove to be correct. An occurrence of or any material adverse change in one or more of the risk factors or risks and uncertainties referred to in this notice or included in Talbots’ and/or BPW’s periodic reports filed with the Securities and Exchange Commission could materially and adversely affect Talbots’ and/or BPW’s continuing operations and Talbots’ and/or BPW’s future financial results, cash flows, prospects, and liquidity. Except as required by law, neither Talbots nor BPW undertakes or plans to update or revise any such forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections, or other circumstances affecting such forward-looking statements occurring after the date of this notice, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. Any public statements or disclosures by Talbots and BPW following this notice which modify or impact any of the forward-looking statements contained in this notice will be deemed to modify or supersede such statements in this notice.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote, consent or approval. Talbots has filed with the SEC, and the SEC has declared effective, a Registration Statement on Form S-4 containing a Prospectus/Proxy Statement/Information Statement regarding the proposed merger transaction between Talbots and BPW. The final Prospectus/Proxy Statement/Information Statement regarding the proposed merger transaction has been mailed to stockholders of Talbots and BPW. Talbots has also filed with the SEC, and the SEC has declared effective, a Registration Statement on Form S-4 containing a Prospectus/Offer to Exchange and other documents, as required, in connection with the warrant exchange offer. The Prospectus/Offer to Exchange and related offer documents have been mailed to warrantholders of BPW. Investors and security holders are urged to read the Prospectus/Proxy Statement/Information Statement, the Prospectus/Offer to Exchange, any amendments or supplements thereto and any other relevant documents filed with the SEC when available carefully because they contain important information. Investors and security holders will be able to obtain free copies of the Registration Statements, the final Prospectus/Proxy Statement/Information Statement, the Prospectus/Offer to Exchange, any amendments or supplements thereto and other documents filed with the SEC by Talbots and BPW through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statements, the final Prospectus/Proxy Statement/Information Statement, the Prospectus/Offer to Exchange, and any amendments or supplements thereto when they become available from Talbots by requesting them in writing at Investor Relations Department, One Talbots Drive, Hingham, MA 02043, or by telephone at (781) 741-4500. The documents filed by BPW may also be obtained by requesting them in writing to Doug McGovern at BPW Acquisition Corp., 767 Fifth Avenue, 5th Floor, NY, NY 10153, or by telephone at (212) 287-3200.